Pampa Energía, an independent company with active participation in the Argentine oil, gas and electricity, announces the results for the quarter ended on March 31, 2025.

Buenos Aires, May 12, 2025

Stock information

Share capital
as of May 9, 2025
1,363.5 million common shares/
54.5 million ADS

Market capitalization
AR$4,766 billion/
US$4,115 million

Information about the videoconference

Date and time
Tuesday, May 13
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link
bit.ly/Pampa1Q2025VC

For further information about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

Securities and
Exchange Commission
sec.gov

Basis of presentation

Pampa’s financial information is reported in US$, its functional currency. For local currency equivalents, transactional FX are applied. However, Transener and TGS’s figures are inflation-adjusted as of March 31, 2025, and are converted to US$ at the period-end FX. Previously reported figures remained unchanged.

Q1 25 main results[1]

Sales rose 3% year-on-year to US$414 million in Q1 25[2], driven by higher spot energy prices, the contribution from the newly commissioned PEPE 6, and greater deliveries under Plan Gas, partially offset by lower petrochemical reformer volumes and softer gas sales to industries and Chile.

Strong thermal availability and solid wind generation in Q1 25:

Adjusted EBITDA[3] reached US$220 million in Q1 25, up 17% from
Q1 24, mainly explained by spot energy and PEPE 6 in the power generation, along with higher Plan gas volumes and tariff increases in TGS and Transener, partially offset by higher operating costs, lower gas sales to industries and Chile, and reduced production in petrochemicals.

US$153 million net profit to the Company’s shareholders, 43% lower than in Q1 24 due to a smaller recovery from non-cash deferred income tax and increasing operating costs, offset by higher sales and positive net financial results.

Net debt stood at US$577 million, mainly reflecting increased working capital requirements and continued investment in the Rincón de Aranda development.

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership. Further information on section 3.1.

Pampa Energía ● Earnings release Q1 25 ● 1

1.	Relevant Events
1.1	Participation in the FLNG Project for LNG Exports

On May 2, 2025, the shareholders of SESA agreed to move forward with the FLNG Project by executing the final investment decision (FID) for a 20-year charter of the Hilli floating liquefaction vessel, with a nameplate capacity of 2.45 MTPA, as announced on November 29, 2024.

In addition, a second vessel provided by Golar LNG, the MKII, was incorporated, with a nameplate capacity of 3.5 MTPA and under a 20-year charter. Both vessels will be located in the San Matías Gulf, province of Río Negro, and will export up to 6 MTPA of LNG. The Hilli is expected to begin operations in late 2027 or early 2028, with the MKII following by the end of 2028.

SESA, the company established to develop this project, is owned by Pampa (20%), PAE (30%), YPF S.A. through its subsidiary SUR (25%), Wintershall (15%), and Golar Sub-Holding (10%).

To supply the vessels, SESA signed 20-year GSAs with Pampa, PAE, SUR, and Wintershall. Said vessels will require to process 27 mcmpd of natural gas, with Pampa contributing up to 6 mcmpd, representing an increase of almost 50% from the current average production. A dedicated gas pipeline is also planned to be built between the province of Neuquén and the San Matías Gulf to ensure the year-round operation of both vessels.

The MECON approved the FLNG Project under the RIGI (Res. MEC N° 559/25), and the SE recently granted a 30-year unrestricted LNG export permit.

The estimated investment amounts to US$7 billion over 20 years, making this initiative a strategic step to monetize Pampa’s Vaca Muerta reserves, position Argentina in the global LNG market, foster foreign currency inflows, create jobs, and develop local suppliers.

1.2	Power generation

Spot remuneration updates

Effective as of:	Spot remuneration
	Increase	Resolution
January 2025	4%	SE No. 603/24
February 2025	4%	SE No. 27/25
March 2025	1.5%	SE No. 113/25
April 2025*	1.5%	SE No. 143/25
May 2025*	2%	SE No. 177/25

Note: * These updates exclude hydro power plants under tender process (Alicurá, El Chocón-Arroyito, Cerros Colorados, and Piedra del Águila), which remain the remuneration established in Res. SE No. 113/25 (Executive Order No. 718/24).

Joint tender of HIDISA and HINISA’s concessions

On March 8, 2025, the National Government and the province of Mendoza agreed to jointly tender the HIDISA and HINISA concessions as a single business unit, transferring 51% of the concessionaire’s shares. The Public Enterprise Transformation Agency was appointed to coordinate and carry out the tender process within 60 working days. The current transition period for HINISA’s concession expires on May 31 for both national and provincial contracts. In the case of HIDISA, the national contract expires on May 31 and the provincial contract on October 19.

Pampa Energía ● Earnings release Q1 25 ● 2

1.3	Transener and TGS

TGS’s Cerri Complex flood impact

On March 7, 2025, severe flooding halted NGL production and natural gas transportation at TGS’s Cerri Complex, located in the city of Bahía Blanca. Given its strategic nature, the gas transportation service was safely restored on March 24. Works to fully resume NGL production are still underway, and as of today, operations have been partially normalized.

In Q1 25, TGS’s FS recorded a US$13 million loss related to the climate event expenses and impairment of materials and PPE. The final cost has not yet been determined. TGS has filed all relevant documentation with the insurance companies.

Tariff adjustments due to cost variations

Effective as of:	Transener		TGS
	Increase	Resolution	Increase	Resolution
January 2025	4%	ENRE No. 1,065 and 1,066/24	2.5%	ENARGAS No. 915/24
February 2025	4%	ENRE No. 85 and 87/25	1.5%	ENARGAS No. 51/25
March 2025	2%	ENRE No. 158 and 154/25	1.7%	ENARGAS No. 124/25
April 2025	4%	ENRE No. 227 and 231/25	0%	NO-2025-32668903-APN-MEC

TGS five-year tariff review

On April 30, 2025, the ENARGAS published the conditions concluding the RQT process, effective May 2025 until 2030 (Res. No. 256/25). The Res. sets the capital base as of December 31, 2024, the mandatory investments, and a real rate of return on capital post-tax of 7.18%, among other matters. The initial tariff schedule includes a 3.67% increase to April 2025 schedules, applicable from May and spread over 31 monthly and consecutive installments.

This Res. establishes monthly adjustments for cost variations using a 50% PPI and 50% CPI formula, replacing the semi-annual PPI-only adjustment set in the 2017 scheme. This methodology is pending SE’s approval.

Transener and Transba five-year tariff review

On May 5, 2025, the ENRE published the conditions concluding the RQT process, effective from May 2025 until 2030 (Res. No. 305 and 312/2025). Said Res. establishes the capital base as of December 31, 2024, the mandatory investments, and a real rate of return on capital post-tax of 6.48%, among other matters. The initial tariff schedule includes a 42.89% increase for Transener and 10.30% for Transba, applicable to April 2025 schedules. 20% of the increase will be applied in May 2025, and the remaining 80% will be phased in monthly from June to December 2025.

Additionally, the Res. set a monthly tariff adjustment mechanism for cost variations, combining 33% CPI and 67% PPI.

Pampa Energía ● Earnings release Q1 25 ● 3

1.4	Approval of VMOS’s under RIGI

On March 21, 2025, the MECON approved VMOS’s application to the RIGI (Res. No. 302/25). VMOS aims to build and operate a 437 km oil pipeline between Allen to Punta Colorada, province of Río Negro, with a capacity of up to 700 kbpd. Pampa holds an 11% stake in VMOS and has a contract to transport 50 kbpd, including storage and loading services.

1.5	End of the Export Growth Program (‘PIE’)

On April 14, 2025, Executive Order No. 269/25 mandates that 100% of export proceeds must be settled through the official exchange market MULC, effectively ending the PIE.

1.6	Changes in the Board of Directors

On April 7, 2025, Pampa’s Shareholders Meeting approved the appointments of Gabriel Szpiegel, Daniela Rivarola Meilan, and Nicolás Mindlin* as new Board members, with the latter replacing María Carolina Sigwald*, who resigned on March 5, 2025.

Additionally, the Shareholders’ Meeting approved the tenure renewals of Carolina Zang and Julia Pomares as members, Clarisa Lifsic, Lorena Rappaport, and Diego Martín Salaverri* as alternate members, and the appointments of Flavia Bevilacqua and María Carolina Sigwald* as alternate members of the Board.

Finally, Gabriel Szpiegel and Carolina Zang were designated members of the Audit Committee, and Clarisa Lifsic as an alternate member.

* = non-independent member.

Pampa Energía ● Earnings release Q1 25 ● 4

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 03.31.2025		As of 12.31.2024
	AR$	US$	AR$	US$
ASSETS
Property, plant and equipment	2,883,249	2,685	2,690,533	2,607
Intangible assets	102,367	95	99,170	95
Right-of-use assets	10,720	10	11,330	11
Deferred tax asset	226,917	211	161,694	157
Investments in associates and joint ventures	1,184,425	1,103	1,024,769	993
Financial assets at fair value through profit and loss	29,272	27	28,127	27
Other assets	431	-	366	-
Trade and other receivables	186,248	173	76,798	75
Total non-current assets	4,623,629	4,304	4,092,787	3,965

Inventories	267,766	250	230,095	223
Financial assets at amortized cost	86,930	81	82,628	80
Financial assets at fair value through profit and loss	722,388	673	877,623	850
Derivative financial instruments	10	-	979	1
Trade and other receivables	569,480	530	503,529	488
Cash and cash equivalents	387,416	361	761,231	738
Total current assets	2,033,990	1,895	2,456,085	2,380

Total assets	6,657,619	6,199	6,548,872	6,345

EQUITY
Equity attributable to owners of the company	3,728,731	3,472	3,391,127	3,286

Non-controlling interest	10,384	10	9,167	9

Total equity	3,739,115	3,482	3,400,294	3,295

LIABILITIES
Provisions	109,698	102	141,436	137
Income tax and minimum notional income tax provision	81,851	76	77,284	75
Deferred tax liability	50,743	47	50,223	49
Defined benefit plans	34,110	32	31,293	30
Borrowings	1,437,072	1,338	1,416,917	1,373
Trade and other payables	90,035	83	87,992	84
Total non-current liabilities	1,803,509	1,678	1,805,145	1,748

Provisions	10,487	10	10,725	10
Income tax liability	321,343	299	265,008	257
Tax liabilities	34,599	32	30,989	30
Defined benefit plans	7,077	7	7,077	7
Salaries and social security payable	25,665	24	40,035	39
Derivative financial instruments	705	1	2	-
Borrowings	379,018	353	728,096	706
Trade and other payables	336,101	313	261,501	253
Total current liabilities	1,114,995	1,039	1,343,433	1,302

Total liabilities	2,918,504	2,717	3,148,578	3,050

Total liabilities and equity	6,657,619	6,199	6,548,872	6,345

Pampa Energía ● Earnings release Q1 25 ● 5

2.2	Consolidated income statement
	First quarter
Figures in million	2025		2024
	AR$	US$	AR$	US$
Sales revenue	438,715	414	337,376	401
Domestic sales	372,894	352	274,579	326
Foreign market sales	65,821	62	62,797	75
Cost of sales	(301,010)	(285)	(215,183)	(258)

Gross profit	137,705	129	122,193	143

Selling expenses	(22,490)	(21)	(13,580)	(16)
Administrative expenses	(45,055)	(43)	(34,238)	(41)
Exploration expenses	(58)	-	(82)	-
Other operating income	35,473	32	28,992	35
Other operating expenses	(23,711)	(22)	(26,385)	(31)
Impairment of financial assets	(212)	-	(29,830)	(34)
Impairment on PPE, int. assets & inventories	(807)	-	(32)	-
Results for part. in joint businesses & associates	48,144	46	51,416	61
Income from the sale of associates	-	-	1,458	2

Operating income	128,989	121	99,912	119

Financial income	35,494	33	1,347	2
Financial costs	(42,844)	(41)	(43,955)	(53)
Other financial results	38,050	37	43,805	52
Financial results, net	30,700	29	1,197	1

Profit before tax	159,689	150	101,109	120

Income tax	3,029	4	122,687	148

Net income for the period	162,718	154	223,796	268
Attributable to the owners of the Company	161,886	153	223,796	267
Attributable to the non-controlling interest	832	1	-	1

Net income per share to shareholders	119.0	0.1	164.6	0.2
Net income per ADR to shareholders	2,975.8	2.8	4,113.9	4.9

Average outstanding common shares[1]	1,360		1,360
Outstanding shares by the end of period[1]	1,360		1,360

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of March 31, 2024 and 2025.

Pampa Energía ● Earnings release Q1 25 ● 6

2.3	Consolidated cash flow statement
Figures in millions	As of 03.31.2025		As of 03.31.2024
	AR$	US$	AR$	US$
OPERATING ACTIVITIES
Profit of the period	162,718	154	223,796	268
Adjustments to reconcile net profit to cash flows from operating activities	8,017	3	(74,640)	(94)
Changes in operating assets and liabilities	(76,850)	(67)	(163,370)	(194)

Net cash generated by (used in) operating activities	93,885	90	(14,214)	(20)

INVESTING ACTIVITIES
Payment for property, plant and equipment acquisitions	(164,292)	(162)	(109,435)	(139)
Collection for sales of public securities and shares acquisitions, net	147,374	151	56,151	87
Recovery of mutual funds, net	237	-	1,117	1
Payment for companies´acquisitions	(33,327)	(31)	(19,750)	(24)
Payment for right-of-use	(553)	(1)	(4,346)	(5)
Collection for equity interests in companies sales	-	-	6,206	7
Collection for joint ventures´ share repurchase	-	-	30,135	37
Dividends collection	-	-	6,955	8

Net cash generated by (used in) investing activities	(50,561)	(43)	(32,967)	(28)

FINANCING ACTIVITIES
Proceeds from borrowings	47,700	45	112,857	133
Payment of borrowings	(74,142)	(70)	(10,959)	(13)
Payment of borrowings interests	(39,094)	(38)	(34,128)	(42)
Repurchase and redemption of corporate bonds	(377,408)	(360)	-	-
Payments of leases	(968)	(1)	(782)	(1)

Net cash (used in) generated by financing activities	(443,912)	(424)	66,988	77

(Decrease) Increase in cash and cash equivalents	(400,588)	(377)	19,807	29

Cash and cash equivalents at the beginning of the year	761,231	738	137,973	171
Effect of exchange rate changes on cash and cash equivalents	26,773	n.a.	13,797	n.a.
(Decrease) Increase in cash and cash equivalents	(400,588)	(377)	19,807	29

Cash and cash equivalents at the end of the period	387,416	361	171,577	200

Note: The amounts of cash and cash equivalents do not consider financial assets at fair value through profit or loss and investments at amortized cost.

Pampa Energía ● Earnings release Q1 25 ● 7

2.4	Cash and financial borrowings
As of March 31, 2025, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	1,103	1,096	513	514	(590)	(582)
Petrochemicals	-	-	-	-	-	-
Holding and others	-	-	(0)	(0)	(0)	(0)
Oil and gas	11	11	1,178	1,178	1,167	1,167
Total under IFRS/Restricted Group	1,114	1,107	1,691	1,691	577	584

Affiliates at O/S2	296	296	265	265	(31)	(31)

Total with affiliates	1,410	1,403	1,956	1,956	546	554

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of March 31, 2025, Pampa’s financial debt under IFRS amounted to US$1,691 million, 19% less than the end of 2024. This decrease is mainly explained by the full redemption of the 2027 Notes, funded with proceeds from the international issuance of the 2034 Notes, which amounted to US$353 million of principal plus accrued interests. The gross debt principal breakdown is shown below:

Currency	Type of issuance	Amount in million US$	Legislation	% over total gross debt	Avg coupon
US$	US$[1]	1,183	Foreign	71%	8.4%
	US$	176	Argentine	11%	5.0%
	US$ MEP	203	Argentine	12%	5.3%
AR$	AR$	-	Argentine	-	na
	US$-link	96	Argentine	6%	0%

However, the net debt increased to US$577 million, due to the higher seasonal working capital needs and higher capital expenditures destined for Rincón de Aranda’s development and infrastructure.

The issuances of the 2031 and 2034 Notes significantly improved Pampa’s debt maturity profile, extending the average life to 5.0 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q1 25:

Note: The chart only considers Pampa consolidated under IFRS. It does not include affiliates TGS, Transener, and CTBSA.

Pampa Energía ● Earnings release Q1 25 ● 8

In addition to the 2027 Notes, Pampa also redeemed CB Series 19 for AR$17,131 million. After quarter-end, Pampa paid bank borrowings for US$40 million and redeemed the outstanding CB Series 18 for US$72 million.

Regarding our affiliates, in Q1 25, CTEB obtained net bank borrowings for US$78 million, paid AR$6 billion in short-term bank calls, and repurchased CB Series 6 for US$30 million. After the quarter-end, CTEB borrowed US$20 million from banks and early redeemed the outstanding CB Series 6 for an amount of US$84 million.

As of today, Pampa continues to comply with all debt covenants.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$-Foreign Law
Pampa	CB Series 9 at par & fixed rate	2026	293	120	9.5%
	CB Series 3 at discount & fixed rate	2029	300	293	9.125%
	CB Series 21 at discount & fixed rate	2031	410	410	7.95%
	CB Series 23 at discount & fixed rate	2034	360	360	7.875%
TGS[1]	CB at discount at fixed rate	2031	490	490	8.5%

In US$-Argentine Law
Pampa	CB Series 20	2026	108	51	6%

In US$-link
Pampa	CB Series 13	2027	98	96	0%
CTEB[1]	CB Series 6[2]	2025	84	54	0%
	CB Series 9	2026	50	50	0%

In US$-MEP
Pampa	CB Series 16	2025	56	56	4.99%
	CB Series 18[3]	2025	72	63	5.0%
	CB Series 22	2028	84	84	5.75%

Notes: 1 Under IFRS, affiliates are not consolidated in Pampa’s FS. 2 CTEB’s Series 6 CB was redeemed on April 30, 2025. 3 Pampa’s CB Series 18 was redeemed on May 8, 2025.

Credit ratings

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-	na
	Moody's	Caa1	na
	FitchRatings[1]	B-	AAA (long-term) A1+ (short-term)
TGS	S&P	B-	na
	FitchRatings	B-	na
Transener	FitchRatings[1]	na	A+ (long-term)
CTEB	FitchRatings[1]	na	AA+

Note: 1 Local rating issued by FIX SCR.

Pampa Energía ● Earnings release Q1 25 ● 9

3.	Analysis of the Q1 25 results

Breakdown by segment Figures in US$ million	Q1 25			Q1 24			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Oil and Gas	146	41	(49)	150	67	48	-3%	-39%	NA
Power generation	195	130	124	154	86	197	+27%	+51%	-37%
Petrochemicals	92	(4)	42	120	11	11	-23%	NA	+282%
Holding and Others	7	53	36	3	23	11	+133%	+133%	+227%
Eliminations	(26)	-	-	(26)	-	-	-	NA	NA

Total	414	220	153	401	187	267	+3%	+17%	-43%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	First quarter
	2025	2024
Consolidated operating income	121	119
Consolidated depreciations and amortizations	84	68
Reporting EBITDA	205	187

Adjustments from oil and gas segment	(2)	(9)
Adjustments from generation segment	1	2
Adjustments from petrochemicals segment	(17)	(0)
Adjustments from holding & others segment	33	7

Consolidated adjusted EBITDA	220	187
At our ownership	219	187

Pampa Energía ● Earnings release Q1 25 ● 10

3.2	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First quarter
	2025	2024	∆%
Sales revenue	146	150	-3%
Domestic sales	120	119	+1%
Foreign market sales	26	31	-16%
Cost of sales	(118)	(99)	+19%

Gross profit	28	51	-45%

Selling expenses	(17)	(13)	+31%
Administrative expenses	(21)	(18)	+17%
Exploration expenses	-	-	NA
Other operating income	4	14	-71%
Other operating expenses	(3)	(5)	-40%

Operating income	(9)	29	NA

Finance costs	(25)	(26)	-4%
Other financial results	(4)	(4)	-
Financial results, net	(29)	(30)	-3%

Loss before tax	(38)	(1)	NA

Income tax	(11)	49	NA

Net loss for the period	(49)	48	NA

Adjusted EBITDA	41	67	-39%

Increases in PPE and right-of-use assets	147	87	+69%
Depreciation and amortization	52	47	+11%
Lifting cost	(45)	(38)	+18%
Lifting cost per boe	(7)	(6)	+20%

The slight decline in Q1 25 sales from the oil and gas segment was mainly explained by lower gas sales to Chile and industries and, to a lesser extent, a drop in crude oil volumes, partially offset by higher deliveries under Plan Gas.

Regarding operating performance, total production averaged 72.7 kboepd in Q1 25
(flat vs. Q1 24, +18% vs. Q4 24), mainly explained by lower industrial gas demand due to floods in Cerri, which briefly disrupted gas transportation in March, in addition to the divestment of the Gobernador Ayala block in October 2024 and a slight decline in conventional crude oil production. These effects were partially offset by increased Plan Gas deliveries to CAMMESA, driven by thermal power demand and, to a lesser extent, by higher shale oil production from Rincón de Aranda, where the RDA-2001 well came online in March 2024. The quarter-on-quarter recovery was driven by seasonal demand and higher gas deliveries to CAMMESA.

Gas production in Q1 25 reached 11.8 mcmpd, slightly above Q1 24 and +21% vs. Q4 24 due to seasonality. Analyzing the gas output by block, El Mangrullo block represented 55% of total gas production in Q1 25, with 6.5 mcmpd (-13% vs. Q1 24, +23% vs. Q4 24), followed by Sierra Chata with 30% of the production, reaching 3.5 mcmpd (+51% vs. Q1 24, +22% vs. Q4 24). At non-operated blocks, Río Neuquén remained flat at 1.4 mcmpd (-5% vs. Q1 24, +12% Q4 24), while Rincón del Mangrullo continued declining, producing 0.2 mcmpd (-29% vs. Q1 24, -8% vs. Q4 24).

Pampa Energía ● Earnings release Q1 25 ● 11

Oil and gas' key performance indicators	2025			2024			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
First quarter
Volume
Production
In thousand m3/day	0.5	11,811		0.7	11,684		-25%	+1%	-0%
In million cubic feet/day		417			413
In thousand boe/day	3.2	69.5	72.7	4.3	68.8	73.1
Sales
In thousand m3/day	0.6	11,886		0.6	11,807		-7%	+1%	+0%
In million cubic feet/day		420			417
In thousand boe/day	3.6	70.0	73.6	3.9	69.5	73.4

Average Price
In US$/bbl	68.4			68.6			-0%	-6%
In US$/MBTU		3.0			3.2

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

Our gas price in Q1 25 averaged US$3.0 per MBTU (-6% vs. Q1 24, +6% vs. Q4 24), primarily explained by the lower export prices to Chile, in line with lower international reference prices, and seasonal oversupply in the industrial segment. These effects were partially offset by higher retail prices, driven by tariff increases.

Regarding our gas deliveries, during Q1 25, 74% was destined for thermal power generation and 8% to distribution companies, both under Plan Gas. 8% supplied the industrial/spot market, 8% was exported, and the remaining 2% was sold to our petchem plants as raw material. Compared to Q1 24, 66% was destined for thermal power units, 9% was supplied to the retail segment, 14% was sold to the industrial/spot market, 8% was exported, and the remaining 3% was sold to our petchem plants.

Oil production reached 3.2 kbpd in Q1 25 (-25% vs. Q1 24, -18% vs. Q4 24), explained by the sale of our non-operated stake at Gobernador Ayala in October 2024 (-1.1 kbpd), and lower volumes at non-operated conventional crude oil blocks El Tordillo (-0.2 kbpd) and Los Blancos (-0.1 kbpd). The rising shale oil production at Rincón de Aranda partially offset these effects (+0.7 kbpd).

Our oil price in Q1 25 slightly decreased to US$68.4 per barrel, mainly explained by lower Brent-linked export prices. The domestic market absorbed 71% of volume, compared to 69% in Q1 24.

The lifting cost4 recorded US$45 million in Q1 25 (+18% vs. Q1 24, -8% vs. Q4 24), explained by higher gas treatment expenses and well testing at Rincón de Aranda, in preparation for the production ramp-up. The lifting cost per boe rose 20% to US$6.9 per boe produced in Q1 25 vs. US$5.8 per boe in Q1 24, explained by Rincón de Aranda. However, the lifting cost was 20% lower vs. Q4 24 due to higher seasonal output and lower maintenance costs in treatment plants.

Other operating costs, excluding depreciation and amortizations, increased in Q1 25, mainly due to higher trading purchases and transportation and labor costs. Compared to Q4 24, higher royalties and hydrocarbon transportation costs were recorded due to higher seasonal production.

Other operating income and expenses dropped 85% year-on-year, explained by a 75% reduction to US$2 million in Plan Gas income, a compensation to the price agreed in said contract and paid by the Government, due to rising tariffs for distribution companies and, therefore, increased retail sales. Improved collections from CAMMESA and ENARSA, both in days and rate, also led to a 63% decline in commercial interest to US$2 million. There were no significant variations compared to Q4 24.

4 It only considers maintenance, treatment, internal transportation and wellhead staff costs. It does not include amortizations and depreciations.

Pampa Energía ● Earnings release Q1 25 ● 12

Financial results in Q1 25 recorded net losses of US$29 million, a 3% improvement vs. Q1 24, mainly explained by contingencies recorded in Q1 24, partially offset by higher FX losses, as lower devaluation impacted the net financial liability position in AR$.

Reconciliation of adjusted EBITDA from oil & gas, in US$ million	First quarter
	2025	2024
Consolidated operating income	(9)	29
Consolidated depreciations and amortizations	52	47
Reporting EBITDA	43	76

Deletion of gain from commercial interests	(2)	(6)
Deletion of CAMMESA's receivable impairment	-	(3)

Adjusted EBITDA from oil & gas	41	67

Our oil and gas adjusted EBITDA amounted to US$41 million in Q1 25 (-39% vs. Q1 24, +12% vs. Q4 24), mainly explained by lower gas sales to industries and exports, along with higher operating costs, mostly related to the development of Rincón de Aranda. Higher Plan Gas deliveries, in line with the increased thermal power demand, partially offset these effects. Compared to Q4 24, the improved EBITDA is explained by seasonal demand and lower lifting costs, offset by increased trading purchases and transportation costs. The adjusted EBITDA excludes non-recurring and non-cash income and expenses, as well as overdue commercial interests.

Finally, capital expenditures amounted to US$147 million in Q1 25 (+67% vs. Q1 24), with 78% allocated to the development of Rincón de Aranda.

Pampa Energía ● Earnings release Q1 25 ● 13

3.3	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First quarter
	2025	2024	∆%
Sales revenue	195	154	+27%
Cost of sales	(103)	(77)	+34%

Gross profit	92	77	+19%

Selling expenses	(1)	(1)	-
Administrative expenses	(11)	(13)	-15%
Other operating income	6	17	-65%
Other operating expenses	(1)	(3)	-67%
Impairment of financial assets	-	(34)	-100%
Results for participation in joint businesses	13	21	-38%

Operating income	98	64	+53%

Finance income	6	1	NA
Finance costs	(12)	(17)	-29%
Other financial results	31	53	-42%
Financial results, net	25	37	-32%

Profit before tax	123	101	+22%

Income tax	2	97	-98%

Net income for the period	125	198	-37%
Attributable to owners of the Company	124	197	-37%
Attributable to non-controlling interests	1	1	-

Adjusted EBITDA	130	86	+51%
Adjusted EBITDA at our share ownership	129	86	+49%

Increases in PPE	9	24	-63%
Depreciation and amortization	31	20	+55%

During Q1 25, power generation sales grew 27% year-on-year, mainly driven by higher spot prices in US$ terms. From February 2024, prices in AR$ rose 136%, outpacing inflation (96%) and AR$ depreciation (28%). Additional drivers include the full commissioning of PEPE 6, which added 140 MW of installed capacity between June and November 2024, with energy sold under the MATER market. Increased recognition of fuel, gas and power transportation tariffs was also recorded, in line with higher thermal demand. However, these gains were offset by associated costs.

Improvement in spot prices mainly benefited capacity payments: open cycles/’peakers’ (GT and ST) averaged US$5.4 thousand per MW-month (+54% vs. Q1 24, +7% vs. Q4 24); hydros earned US$2.4 thousand per MW-month (+47% vs Q1 24, similar to Q4 24); and CCGTs invoiced US$5.9 thousand per MW-month (+30% vs. Q1 24, +67% vs. Q4 24), following the programmed overhauls in Q4 24. CCGTs are the only units under the legacy pricing scheme with a partial income in US$ (Res. SE No. 59/23).

The forced outage of HINISA’s units 2 and 3 due to intense floods in January 2025 reduced sales. Compared to Q4 24, the 17% growth in sales corresponds to a higher dispatch in CTGEBA, as the old CCGT had a major life extension overhaul during Q4 24.

The operating performance of Pampa’s operated power generation was similar to Q1 24, outperforming the national grid, which fell 1.3% year-on-year. This is mainly attributed to the commissioning of PEPE 6 (+135 GWh), higher dispatch in CPB due to improved gas supply at GPM (+83 GWh), stronger wind resource in other wind farms (+39 GWh) and improved availability in CTLL (+27 GWh). These effects were partially offset by the forced outage at HINISA mentioned before (-189 GWh) and programmed overhauls in CTEB’s GT02 in March 2025 (-95 GWh).

Pampa Energía ● Earnings release Q1 25 ● 14

The total availability of Pampa’s operated units dropped 307 basis points to 93.4% in Q1 25, compared to Q1 24’s 96.5%, mainly explained by HINISA’s outage, offset by the commissioning of PEPE 6. However, the thermal availability rate improved 21 basis points, reaching 95.8% during Q1 25, which was mainly related to CTLL and CTEB’s improvements.

Power generation's key performance indicators	2025				2024				Variation
	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total
Installed capacity (MW)	427	938	4,107	5,472	287	938	4,107	5,332	+49%	-	-	+3%
New capacity (%)	100%	-	33%	32%	100%	-	33%	31%	-	-	-	+2%
Market share (%)	1.0%	2.2%	9.4%	12.6%	0.7%	2.1%	9.4%	12.2%	+0%	+0%	+0%	+0%

First quarter
Net generation (GWh)	418	485	5,048	5,951	244	683	5,002	5,928	+72%	-29%	+1%	+0%
Volume sold (GWh)	420	485	5,246	6,150	246	683	5,215	6,144	+71%	-29%	+1%	+0%

Average price (US$/MWh)	70	19	36	37	72	11	31	31	-2%	+72%	+16%	+22%
Average gross margin (US$/MWh)	51	10	24	25	64	3	20	20	-20%	na	+17%	+22%

Note: Gross margin before amortization and depreciation. It includes CTEB (co-operated by Pampa, 50% equity stake).

Excluding depreciation and amortizations, net operating costs increased by 39% to US$79 million in Q1 25, mainly explained by lower overdue interest from CAMMESA, higher gas and power transport costs and lower capitalization of maintenance works, in addition to increased power purchases to cover contracts. These effects were partially offset by lower insurance and contractor costs, and higher insurance recovery. Compared to Q4 24, operating expenses fell 16%, reflecting increased insurance recovery and lower maintenance and labor costs, partially offset by higher power purchases.

Financial results in Q1 25 reached a net profit of US$25 million, 32% lower vs. Q1 24, due to lesser gains from financial instruments, partially offset by recovery of penalties at PEA and lower financial expenses from reduced AR$-debt.

Reconciliation of adjusted EBITDA from power generation, in US$ million	First quarter
	2025	2024
Consolidated operating income	98	64
Consolidated depreciations and amortizations	31	20
Reporting EBITDA	129	84

Deletion of CTEB's equity income	(13)	(21)
Deletion of commercial interests to CAMMESA	(1)	(13)
Deletion of CAMMESA's receivable impairment	-	20
Deletion of PPE activation in operating expenses	-	1
Deletion of provision in hydros	0	1
CTEB's EBITDA, at our 50% ownership	14	14

Adjusted EBITDA from power generation	130	86

Adjusted EBITDA from the power generation segment was US$130 million, a 51% increase year-on-year, mainly boosted by higher spot prices in US$ terms, the addition of PEPE 6 and operational improvements, especially in PPAs units (CAMMESA and private). In Q1 24, results had been affected by a US$20 million impairment on CAMMESA’s trade receivables. These gains were partially offset by higher operating expenses. Adjusted EBITDA excludes non-operating, non-recurrent and non-cash items and considers CTEB’s 50% ownership, which posted US$14 million in Q1 25, similar to Q1 24. Quarter-on-quarter, the higher EBITDA is explained by seasonality, PEPE 6 and lower operating expenses.

Finally, excluding CTEB, capital expenditures totaled US$9 million in Q1 25 vs. US$24 million in Q1 24, explained by the completion of PEPE 6 in Q4 24.

Pampa Energía ● Earnings release Q1 25 ● 15

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First quarter
	2025	2024	∆%
Sales revenue	92	120	-23%
Domestic sales	57	76	-25%
Foreign market sales	35	44	-20%
Cost of sales	(90)	(108)	-17%

Gross profit	2	12	-83%

Selling expenses	(3)	(2)	+50%
Administrative expenses	(2)	(2)	-
Other operating income	19	3	NA
Other operating expenses	(4)	(1)	+300%

Operating income	12	10	+20%

Finance income	27	-	NA
Finance costs	-	(1)	-100%
Other financial results	(1)	-	NA
Financial results, net	26	(1)	NA

Profit before tax	38	9	NA

Income tax	4	2	+100%

Net income for the period	42	11	+282%

Adjusted EBITDA	(4)	11	NA

Increases in PPE	3	1	+200%
Depreciation and amortization	1	1	-

Reconciliation of adjusted EBITDA from petrochemicals, in US$ million	First quarter
	2025	2024
Consolidated operating income	12	10
Consolidated depreciations and amortizations	1	1
Reporting EBITDA	13	11

Deletion of gain from commercial interests	-	(0)
Deletion of contingencies adjustment	(17)	-

Adjusted EBITDA from petrochemicals	(4)	11

The adjusted EBITDA for the petrochemicals segment reported a US$4 million loss in Q1 25, compared to US$11 million gain in Q1 24, mainly due to an overhaul at the Reformer plant in February 2025, which reduced production by 30%, and to a lesser extent, lower of styrene and polystyrene prices and volumes and higher operating expenses. Increased SBR exports partially offset these effects. Adjusted EBITDA excludes a US$17 million gain from the reversal of a customs contingency.

The total volume sold was 84 thousand tons (-24% vs. Q1 24), impacted by the plant maintenance shutdown mentioned before and lower sales across most products, except SBR exports and domestic polystyrene sales.

In Q1 25, financial results from the petrochemicals segment recorded a profit of US$26 million, compared to a US$1 million loss in Q1 24, mainly explained by contingency recoveries.

Pampa Energía ● Earnings release Q1 25 ● 16

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
First quarter
Volume sold Q1 25 (thousand ton)	19	11	54	84
Volume sold Q1 24 (thousand ton)	23	10	77	110
Variation Q1 25 vs. Q1 24	-15%	+8%	-30%	-24%

Average price Q1 25 (US$/ton)	1,539	1,764	799	1,095
Average price Q1 24 (US$/ton)	1,711	1,639	845	1,098
Variation Q1 25 vs. Q1 24	-10%	+8%	-6%	-0%

Note: 1 Includes Propylene.

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First quarter
	2025	2024	∆%
Sales revenue	7	3	+133%
Cost of sales	-	-	NA

Gross profit	7	3	+133%

Administrative expenses	(9)	(8)	+13%
Other operating income	3	1	+200%
Other operating expenses	(14)	(22)	-36%
Income from the sale of associates	-	2	-100%
Results for participation in joint businesses	33	40	-18%

Operating income	20	16	+25%

Finance income	-	2	-100%
Finance costs	(4)	(10)	-60%
Other financial results	11	3	+267%
Financial results, net	7	(5)	NA

Profit before tax	27	11	+145%

Income tax	9	-	NA

Net income for the period	36	11	+227%

Adjusted EBITDA	53	23	+133%

Increases in PPE	2	1	+100%
Depreciation and amortization	-	-	NA

The holding and others segment, excluding equity income from affiliates TGS and Transener, posted a loss on operating margin of US$13 million in Q1 25 vs. an improvement compared to the US$24 million loss in Q1 24, mainly explained by lower provisions for contingencies and higher fee income, partially offset by increased contractor costs.

In Q1 25, financial results showed a net profit of US$7 million vs. a US$5 million loss in Q1 24, mainly explained by gains from the slower AR$ devaluation on tax credits and lesser financial expenses from reduced AR$ debt, partially offset by lower interest income.

Pampa Energía ● Earnings release Q1 25 ● 17

Reconciliation of adjusted EBITDA from holding and others, in US$ million	First quarter
	2025	2024
Consolidated operating income	20	16
Consolidated depreciations and amortizations	-	-
Reporting EBITDA	20	16

Deletion of equity income	(33)	(40)
Deletion of gain from commercial interests	-	(0)
Deletion of contigencies provision	-	16
Deletion of the sale of associates	-	(2)
Deletion of arbitration costs in OCP	8	-
TGS's EBITDA adjusted by ownership	46	27
Transener's EBITDA adjusted by ownership	13	6

Adjusted EBITDA from holding and others	53	23

The adjusted EBITDA from our holding and others segment excludes non-operating, non-recurring and non-cash items and includes the EBITDA adjusted by equity ownership in TGS and Transener. The US$53 million profit in Q1 25, significantly above the US$23 million in Q1 24, was due to higher contributions from TGS and Transener and, to a lesser extent, improved losses from the corporate segment (US$5 million in Q1 25 vs. US$10 million in Q1 24).

In TGS, the EBITDA adjusted by our stake was US$46 million in Q1 25, compared to US$27 million in Q1 24, mainly driven by tariff increases in the regulated gas transportation business, partially offset by higher operating costs and lower NGL sales due to the weather-related disruptions at Cerri Complex.  Operating losses from said event for US$10 million were excluded from EBITDA.

In Transener, the EBITDA adjusted by our stake was US$13 million in Q1 25 vs. US$6 million recorded in Q1 24, mainly due to tariff hikes.

Pampa Energía ● Earnings release Q1 25 ● 18

3.6	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	First quarter 2025				First quarter 2024
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Oil & gas segment
Pampa Energía	100.0%	41	1,167	(49)	100.0%	67	956	48
Subtotal oil & gas		41	1,167	(49)		67	956	48

Power generation segment
Diamante	61.0%	3	(0)	3	61.0%	(0)	(0)	1
Los Nihuiles	52.0%	(0)	(0)	(0)	52.0%	(0)	(0)	2
VAR	100.0%	4	(0)	3	100.0%	4	0	4

CTBSA		28	176	21		28	219	49
Non-controlling stake adjustment		(14)	(88)	(10)		(14)	(109)	(25)
Subtotal CTBSA adjusted by ownership	50.0%	14	88	10	50.0%	14	109	25

Pampa stand-alone, other companies, & adj.[1]		109	(590)	108		68	(238)	166
Subtotal power generation		130	(502)	124		86	(129)	197

Petrochemicals segment
Pampa Energía	100.0%	(4)	-	42	100.0%	11	-	11
Subtotal petrochemicals		(4)	-	42		11	-	11

Holding & others segment
Transener		48	(120)	28		21	(28)	12
Non-controlling stake adjustment		(36)	89	(21)		(16)	20	(9)
Subtotal Transener adjusted by ownership	26.3%	13	(32)	8	26.3%	6	(7)	3

TGS		179	(340)	100		103	39	65
Non-controlling stake adjustment		(133)	253	(74)		(76)	(29)	(48)
Subtotal TGS adjusted by ownership	25.5%	46	(87)	25	26.2%	27	10	17

Pampa stand-alone, other companies, & adj.[1]		(5)	(0)	3		(10)	(0)	(9)
Subtotal holding & others		53	(118)	36		23	3	11

Deletions		-	31	-		-	(112)	-

Total consolidated		220	577	153		187	718	267
At our share ownership		219	546	153		187	830	267

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies. 3 Attributable to the Company’s shareholders.

Pampa Energía ● Earnings release Q1 25 ● 19

4.	Appendix
4.1	Power generation’s main operational KPIs by plant
Power generation's key performance indicators	Wind					Hydroelectric			Subtotal hydro +wind	Thermal										Total
	PEPE2	PEPE3	PEPE4	PEA	PEPE6[1]	HINISA	HIDISA	HPPL		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[2]	Subtotal thermal
Installed capacity (MW)	53	53	81	100	140	265	388	285	1,366	780	361	30	620	100	100	1,253	14	848	4,107	5,472
New capacity (MW)	53	53	81	100	140	-	-	-	428	184	100	-	-	100	100	565	14	279	1,343	1,770
Market share	0.1%	0.1%	0.2%	0.2%	0.3%	0.6%	0.9%	0.7%	3.1%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.9%	9.4%	13%

First quarter
Net generation Q1 25 (GWh)	51	56	86	90	135	122	202	161	903	1,148	142	14	185	54	41	2,296	13	1,156	5,048	5,951
Market share	0.1%	0.1%	0.2%	0.23%	0.35%	0.3%	0.5%	0.4%	2.3%	2.9%	0.4%	0.0%	0.5%	0.1%	0.1%	5.9%	0.0%	3.0%	12.9%	15.2%
Sales Q1 25 (GWh)	53	56	86	90	135	122	202	161	905	1,134	203	14	186	54	41	2,421	32	1,161	5,246	6,150

Net generation Q1 24 (GWh)	38	45	79	82	-	311	208	164	926	1,121	135	28	102	44	37	2,267	17	1,251	5,002	5,928
Variation Q1 25 vs. Q1 24	+33%	+25%	+9%	+10%	na	-61%	-3%	-2%	-3%	+2%	+5%	-51%	+81%	+24%	+10%	+1%	-22%	-8%	+1%	+0%
Sales Q1 24 (GWh)	41	45	79	82	-	311	208	164	929	1,091	229	28	102	44	37	2,394	38	1,251	5,215	6,144

Avg. price Q1 25 (US$/MWh)	90	63	63	78	63	14	22	19	43	24	57	56	72	na	na	35	33	31	36	37
Avg. price Q1 24 (US$/MWh)	76	64	64	80	na	9	14	12	27	20	34	13	66	na	na	31	39	28	31	31
Avg. gross margin Q1 25 (US$/MWh)	(2)	63	63	45	63	1	15	10	29	18	34	29	43	142	128	19	14	25	24	25
Avg. gross margin Q1 24 (US$/MWh)	58	72	72	55	na	3	3	2	19	16	13	(3)	9	na	145	18	18	23	20	20

Note: Gross margin before amortization and depreciation. 1 Co-operated by Pampa (50% equity stake).

Pampa Energía ● Earnings release Q1 25 ● 20

4.2	Production in the main oil and gas blocks

In kboe/day at ownership	First quarter
	2025	2024	Variation
Gas
El Mangrullo	38.1	43.7	-13%
Río Neuquén	8.4	8.9	-5%
Sierra Chata	20.9	13.8	+51%
Rincón del Mangrullo[1]	1.0	1.5	-29%
Others	1.0	0.9	+13%
Total gas at working interest	69.5	68.8	+1%

Oil
El Tordillo[2]	1.3	1.6	-15%
Gobernador Ayala[3]	-	1.1	-100%
Rincón de Aranda	0.9	0.2	na
Associated oil[4]	1.0	1.3	-26%
Others	0.1	0.2	-56%
Total oil at working interest	3.2	4.3	-25%

Total	72.7	73.1	-0%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes the La Tapera – Puesto Quiroga block.
3 On October 21, 2024, Pampa transferred its 22.51% stake in the concession at the Gobernador Ayala to Pluspetrol. 4 From gas fields.

Pampa Energía ● Earnings release Q1 25 ● 21

5.	Glossary of terms
Term	Definition
ADR/ADS	American Depositary Receipt
AR$	Argentine pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos or Buenos Aires Stock Exchange
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. or Argentine Wholesale Electricity Market Clearing Company
CB	Corporate Bonds
2027 CB	Corporate Bonds maturing in 2027
2031 CB	Corporate Bonds maturing in 2031
2034 CB	Corporate Bonds maturing in 2034
CCGT	Combined cycle
CPB	Piedra Buena Thermal Power Plant
CPI	Consumer price index
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas or National Gas Regulatory Entity
ENARSA	Energía Argentina S.A.
ENRE	Ente Nacional Regulador de la Electricidad or National Electricity Regulatory Entity
FLNG	Floating liquefaction of natural gas
FS	Financial Statements
FX	Nominal exchange rate
Golar Subholding	Golar FLNG Sub-Holding Company Limited
GPM, former GPNK	Francisco Pascasio Moreno Gas Pipeline, formerly President Nestor Kirchner
GSA	Long-term gas sale agreement
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
Hilli	Hilli Episeyo liquefaction floating vessel
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picun Leufu Hydro Power Plant
IFRS	International Financial Reporting Standards
Kb/kboe	Thousands of barrels/thousands of barrels of oil equivalent
Kbpd/kboepd	Thousands of barrels per day/thousands of barrels of oil equivalent per day

Pampa Energía ● Earnings release Q1 25 ● 22

LNG	Liquefied Natural Gas
M3	Cubic meter
MAT	Business-to-business market
Mboe	Million barrels of oil equivalent
MBTU	Million British Thermal Units
Mcmpd	Million cubic meters per day
MECON	Ministry of Economy
MEM	Wholesale electricity market
MTPA	Million tons per year
MULC	Mercado Único Libre de Cambios or Free and Single Foreign Exchange Market
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
NGL	Natural gas liquids
O/S	Share ownership
PAE	Pan American Energy S.A.
Pampa / The Company	Pampa Energía S.A.
PEA	Arauco II Wind Farm, stage 1 and 2
PEPE	Pampa Energía Wind Farm
Plan Gas	Argentine Natural Gas Production Promotion Plan, 2020–2024 Supply and Demand Scheme (Executive Order No. 892/20, 730/22 and supplementary provisions)
PPA	Power purchase agreement
PPE	Property, plant and equipment
PPI	Producer’s Price Index
Q4 24	Fourth quarter of 2024
Q1 25/Q1 24	First quarter of 2025/First quarter of 2024
Res.	Resolution/Resolutions
RIGI	Régimen de Incentivo para Grandes Inversiones or Incentive Regime for Large Investments
RQT	Five-year tariff review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SCEyM	Secretariat of Energy and Mining Coordination
SE	Secretariat of Energy
SESA	Southern Energy S.A.
SSEE	Undersecretariat of Electric Power
ST	Steam turbine
SUR	Sur Inversiones Energéticas S.A.U.
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
US$-link	A security in which the underlying is linked to a US$ wholesale exchange rate
US$-MEP	A security in which the settlement uses US$ in the domestic market
VMOS	Vaca Muerta Oil Sur
Wintershall	Wintershall DEA Argentina S.A.

Pampa Energía ● Earnings release Q1 25 ● 23